UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of October, 2008

Commission File Number 333-152305

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street

Xicheng District, Beijing 100032

People’s Republic of China

(86-10) 8809-1099
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F |X| Form 40-F |_|

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes |_| No |X|

(Indicate by check mark if the registrant is submitting the Form 6-K iin paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes |_| No |X|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes |_| No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.
(Registrant)

Date:	March 5, 2009	By:	/s/ Shengcheng Wang
			Name:	Shengcheng Wang
			Title:	Chairman and Chief Executive Officer

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

6th Floor, Tower B, Corporate Square
35 Finance Street
Xicheng District, Beijing 100032
People’s Republic of China

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on April 3, 2009

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of shareholders (the “EGM”) of China Mass Media International Advertising Corp. (the “Company”), a Cayman Islands company, will be held on Friday, April 3, 2009, at 10:00 AM, Beijing time, at the Company’s office at 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100032, People’s Republic of China, for the following purpose:

1.  To approve the change of the Company’s name to “China Mass Media Corp.”

2.  To consider and act upon such other business as may properly come before the EGM or any adjournment thereof.

Holders of record of ordinary shares at the close of business on February 27, 2009 will be entitled to attend and vote at the EGM.  A holder entitled to attend and vote is also entitled to appoint a proxy to attend and, on a poll, vote instead of him and that proxy need not be a holder of ordinary shares of the Company.  Whether or not you expect to attend the EGM in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to: Sun Zhili, China Mass Media International Advertising Corp., 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100032, People’s Republic of China.  The enclosed proxy card shall be received by us no later than 10:00AM Beijing time on April 1, 2009 to ensure your representation and the presence of a quorum at the EGM.  Sending in your proxy will not prevent you from voting in person at the EGM.

Holders of American Depositary Shares representing ordinary shares at the close of business on February 27, 2009 will be entitled to vote through the depositary at the EGM.  Please refer to the voting materials delivered to you by the depositary for how you may instruct the depositary to vote.

By Order of the Board of Directors,

/s/Shengcheng Wang
Shengcheng Wang
Chairman of the Board of Directors

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

6th Floor, Tower B, Corporate Square
35 Finance Street
Xicheng District, Beijing 100032
People’s Republic of China

PROXY STATEMENT

For Extraordinary General Meeting of Shareholders
to be Held on April 3, 2009

General

This proxy statement is being furnished to holders of the ordinary shares, including holders of the ordinary shares in the form of American Depositary Shares (the “ADS”), (each a “Shareholder” collectively the “Shareholders”), of China Mass Media International Advertising Corp. (the “Company”) in connection with the solicitation of proxies by the board of directors of the Company (the “Board”) for use at the extraordinary general meeting of Shareholders (the “EGM”) to be held on Friday, April 3, 2009, at 10:00 AM, Beijing time, at the Company’s office at 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100032, People’s Republic of China, and at any adjournments or postponements thereof.

The specific proposal to be considered and acted upon at the EGM is summarized in the accompanying Notice of Extraordinary General Meeting of Shareholders (the “Notice”).  The proposal is described in more detail in this proxy statement.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the meeting and voting in person.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on February 27, 2009 (the “Shareholders Record Date”) are entitled to vote at the EGM.  The Board has established February 27, 2009 (the “ADS Holders Record Date”) as the date used to determine those record holders of the Company’s ADSs to whom the notice of the EGM will be sent.  On the Shareholders Record Date, 716,375,000 of the Company’s ordinary shares, par value US$0.001 per share, were issued and outstanding.  At least one Shareholder entitled to vote and present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative, representing not less than one-third of the votes of the ordinary shares entitled to vote at the EGM shall form a quorum.

Voting and Solicitation

Holders of ordinary shares outstanding on the Shareholders Record Date are entitled to one vote for each ordinary share held.  At the EGM, every Shareholder present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative, may vote for the fully paid ordinary shares held by such Shareholder. A resolution put to the vote of a meeting shall be decided on a poll.  The result of the poll shall be deemed to be the resolution of the meeting.

The cost of soliciting proxies will be borne by us.  Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail.  Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries, and custodians holding in their names our ordinary shares beneficially owned by others to forward to those beneficial owners.  We will reimburse the depositary bank for the ADSs, Citibank, N.A., for costs incurred by it in mailing proxy materials to ADS holders in accordance with the deposit agreement.

When proxies are properly dated, executed, and returned by Shareholders pursuant to the instructions on the accompanying proxy card, the ordinary shares they represent will be voted at the EGM in accordance with the instructions of the Shareholder.  If a Shareholder executes and returns the enclosed proxy card but does not give instructions as to how to vote, the ordinary shares will be voted “FOR” the proposal described in this proxy statement and in the proxy holder’s discretion as to other matters that may properly come before the EGM.  Abstentions by Shareholders are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal.  Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

PROPOSAL

To Change the Company’s Name to “China Mass Media Corp.”

Pursuant to Article 148 of the Third Amended and Restated Memorandum and Articles of Association of the Company (the “M&A”), the Company may at any time and from time to time by special resolution alter or amend the Articles or the Memorandum of Association of the Company, in whole or in part, or change the name of the Company.

The affirmative vote of a two-thirds majority of the votes of the Shareholders present in person or represented by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative, and voting at the EGM is required to authorize the Board to change the Company’s name.

The Board recommends that the Shareholders vote FOR the proposal to change the Company’s name to “China Mass Media Corp.”

OTHER MATTERS

The Board knows of no other business that will be presented at the EGM.  If any other business is properly brought before the EGM, proxies in the enclosed form will give authority to the proxy holders to vote on such matters at their discretion.

By Order of the Board of Directors,

/s/ Shengcheng Wang
Shengcheng Wang
Chairman of the Board of Directors

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

(Incorporated in the Cayman Islands with Limited Liability)

Form of Proxy for Extraordinary General Meeting

(or any adjournment thereof) to be Held on April 3, 2009

I/We, _____________________________ of _______________________, being the registered holder of _____________________ ordinary shares (Note 1), par value US$0.001 per share, of China Mass Media International Advertising Corp. (the “Company”) hereby appoint the Chairman of the Extraordinary General Meeting(Note 2) or ____________________ of ________________________________ as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjournment thereof) of the Company to be held at the Company’s office at 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100032, People’s Republic of China, at 10:00 a.m. (Beijing time), and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

RESOLUTION	FOR(Note 3)	AGAINST(Note 3)	ABSTAIN(Note 3)
To change the Company’s name to “China Mass Media Corp.”

Dated: ______________________        Signature(s)(Note 4):_________________________

____________________________
Notes:

1.  Please insert the number of shares registered in your name(s) to which this proxy relates.  If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2.  If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided.  A member may appoint one or more proxies to attend and vote in his or her stead.  ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3.  IMPORTANT: PLEASE TICK TO INDICATE YOUR VOTING PREFERENCE.  Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion.

4.  This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.